UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑     Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐     No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐     No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

São Paulo, April 15, 2010

Management Proposal

Dear Ladies and Gentlemen,

The Management of FIBRIA CELULOSE S.A. (“Fibria” or the “Company”) submits for the consideration of the Company’s shareholders its proposal regarding the matters to be deliberated in the ordinary and extraordinary general meetings to be held together on April 30, 2010, in the terms proposed below.

All the information and the documents referred to in this proposal and provided in articles 9, 10, 11 and 12 of CVM Instruction No. 481 enacted on November 17, 2009 (“ICVM 481/2009”), are available to shareholders at the Company’s headquarters and on its website (www.fibria.com.br), on the website of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM: www.cvm.gov.br), and were contemplated in Annexes I - V1 to this proposal.

Annex I, referring to the allocation of the Company’s net profits, including, among other information, a copy of the capital budget and the amount provided as retained earnings, was prepared pursuant to Annex 9-1-II of ICVM 481/2009.  Annex I-A, refers to the Capital Budget Proposal. Annex II, referring to the remuneration of the Company’s administrators and members of the Fiscal Council, was prepared pursuant to item 13 of the Reference Form provided by CVM Instruction 480 enacted on December 7, 2009 (“ICVM 480/2009”). The proposal for the global remuneration of the administrators for 2010 is described in item V of this document.  Annex III, containing information with respect to the candidates for election as members of the Fiscal Council, was prepared as suggested in item 12.6 - 12.10 of the Reference Form provided by ICVM 480/2009.  Annex IV, prepared as suggested in item 10 of the Reference Form provided in ICVM 480/2009, registers the comments of management concerning the Company’s financial situation, and seeks to provide shareholders with an overall analysis of the Company’s affairs.

1 Annexes I-IV are available only in Portuguese.

Finally, Annex V, referring to the changes proposed to the Bylaws, was prepared pursuant to art. 11, I, of ICVM 481/2009. Item VI of this document contains the report referred to in art. 11, II, of ICVM 481/2009.

I. THE ACCOUNTS OF MANAGEMENT, THE COMPANY’S FINANCIAL STATEMENTS AND MANAGEMENT REPORT, RELATING TO THE YEAR ENDED DECEMBER 31, 2009

The financial statements and the report of Fibria’s management were prepared by the Company’s Board of Executive Officers, audited by the Independent Auditors – Terco Grant Thornton, and approved by the Company’s Board of Directors in its meeting on February 25, 2010.

The Fiscal Council issued an opinion favorable to sending the documents in question for approval at the shareholders’ meeting.

II. USE OF NET PROFITS

The Company’s net profits under Brazilian GAAP for the year ended December 31, 2009 were R$513,506,002.35.

In accordance with the provisions of articles 193, 196 and 202 of Law 6.404 enacted on December 15, 1976 (the “Brazilian Corporations Law”), and with what is included in Fibria’s financial statements, management proposes the following uses of the net profits for the year: (a) R$25,675,300.12, equivalent to 5% of the year’s net profits, to the Legal Reserve, pursuant to art. 193 of the Brazilian Corporations Law; (b) retained earnings in the amount of R$ 367,672,835.70, to the Reserve of Profits for Investment, of which R$ 365,873,026.67 regards to retained earnings for the fiscal year and R$ 1,799,809.03 regards to the realization of the revaluation reserve, as detailed in item III of this proposal, and (c) retained earnings in the amount of R$121,957,675.56, corresponding to the mandatory dividend provided in article 30, III of the Bylaws, to the Special Reserve for Undistributed Mandatory Dividends.

With respect to this last item, management clarifies that in 2009, Fibria made important progress in its strategy to manage financial liabilities, seeking to harmonize the respective maturities with the generation of cash flows, and to optimize the capital structure.

Despite the net profit attained in the year ended December 31, 2009 and the progress made in the strategy of managing the financial liabilities, the Company’s management, while pursuing the best interests of the Company’s shareholders, in light of its commitments, its level of indebtedness, the continuity of its strategy to manage financial liabilities, and the Company’s business plan, proposes to retain the dividends provided for in article 30, item III, of the Bylaws, as permitted by article 202, §4, of the Brazilian Corporations Law.  These dividends, if not absorbed by losses in subsequent years, will be distributed as soon as the Company’s financial condition permits.

Accordingly, the financial statements for the year ended December 31, 2009 include a Special Reserve for Undistributed Mandatory Dividends in the amount of R$121,957,675.56, whose constitution was approved by the Fiscal Council on February 25, 2010.

III.  CAPITAL BUDGET FOR 2010

Under the terms provided in art. 196 of the Brazilian Corporations Law, management proposes that the amount of R$367,672,835.70 of the net profits, of which R$ 365,873,026.67 regards to retained earnings for the fiscal year and R$ 1,799,809.03 regards to the realization of the revaluation reserve, be allocated to the Reserve of Profits for Investment, in order to implement the Company’s Investment Plan.

The Investment Plan for 2010, as duly approved at the Board of Directors’ meeting on December 18, 2009, totals R$1.247 billion, distributed as follows:

Millions of R$
Maintenance	196
Expansion	54
Modernization	80
Research and Development	4
Information Technology	25
Forrest – Expansion	115
Forrest – Renovation	662
Security/Environment	111
Total	1.247

The investments listed above will be made using profits from 2009 retained in the Reserve of Profits for Investment, pursuant to this proposal and the Company’s financial statements, and with the Company’s own and third-party resources, as summarized below:

Summary Chart of Sources and Uses of Funds

Sources	Millions of R$
Retention of profits for Investment in 2009	368
Resources of the Company (generated from operating activity during the year)/Third parties	879
TOTAL	1.247
Uses	Millions of R$
Investments	1.247

IV. ELECTION OF THE MEMBERS OF THE FISCAL COUNCIL

Management proposes that the meeting reelect the following candidates to the Fiscal Council, for a mandate of 1 year:

Name	Elective Cargo Occupied
João Carlos Hopp	Fiscal Council (Sitting)
Geraldo Gianini	Fiscal Council (Alternate)
José Écio Pereira da Costa Júnior	Fiscal Council (Sitting)
Marcos de Bem Guazzelli	Fiscal Council (Alternate)
Sérgio Ricardo Lopes de Farias	Fiscal Council (Sitting)
Rudinei dos Santos	Fiscal Council (Alternate)

It is noteworthy that candidates João Carlos Hopp and José Écio Pereira da Costa Júnior and their respective alternates Geraldo Gianini and Marcos de Bem Guazzelli were nominated by shareholders holding the majority of the shares of FIBRIA, and candidates Sérgio Ricardo Lopes de Farias and his alternate Rudinei dos Santos were nominated by shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI.

V. REMUNERATION OF THE MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS, THE BOARD OF EXECUTIVE DIRECTORS AND THE FISCAL COUNCIL FOR 2010

It is proposed that the meeting approve global remuneration of up to R$30,000,000 for the Company’s administrators, it being the province of the Board of Directors, pursuant to article 17, item III, of the Company’s Bylaws, to set and apportion the individual remuneration of the administrators, within the limits proposed herein, if approved.  The amount of global remuneration proposed herein comprises the remuneration of the Board of Executive Directors, the Board of Directors and the Committees that advise the Board of Directors from January through December 2010, and includes fixed and variable remuneration (considering the maximum amount that the remuneration could reach), direct and indirect, as well as any kind of benefits, but excluding taxes and social security contributions. Additional information regarding management remuneration foreseen for 2010 is available in Annex II.

For members of the Fiscal Council, it is proposed that monthly individual remuneration be at least 10% and at most 20% of the average remuneration paid to each Executive Officer, excluding from this calculation variable remuneration and any benefits.

VI. CHANGES IN THE COMPANY’S BYLAWS

The Company’s Bylaws that were approved at the Extraordinary General Meeting of shareholders on November 5, 2009, have some provisions whose text has generated doubts as to interpretation, and have rules to be followed by the Company in executing certain actions, which have been shown to be incompatible with its scale and operating needs.

Given this, Fibria’s administration has proposed amendments to the Company’s Bylaws, as reflected in Annex V, which are justified as follows, indicating their legal effects:

•
Introduction of a new paragraph (Paragraph 5) to Article 8: Clarifying that a candidate for membership on the Board of Directors and/or the respective alternate indicated by any shareholder as provided in Paragraph 4 of Article 8 must, obligatorily, be part of a ticket proposed pursuant to Article 16, Paragraphs 2 and 3;

•
Introduction of two new items (XVI and XVII) to Article 17, and renumbering the subsequent items: Clarifying that the provision of guarantees by the Company in favor of companies or entities it controls, and the execution of legal affairs with these companies or entities, are not dependent on the authorization by the Board of Directors.  In parallel, setting the amount above which the execution of legal affairs will require the authorization of the Board of Directors, at a level compatible with Fibria’s scale and operating needs;

•
Articles 20, 21 and 22: Reformulating the text of the provisions regarding the competency of the Board of Executive Officers and representation of the Company to make them clearer and compatible with the competency of the Board of Directors, as explained in the preceding justification. Further, permitting individual representation of the Company in routine matters or in matters that do not generate obligations;

•
Deletion of Paragraph 6 and part of Paragraph 7 of Article 27, renumbering the subsequent paragraphs: The competencies and prerogatives included in the paragraphs in question were attributed to the Fiscal Council to permit Fibria, whose securities are traded in the United States of America, to comply the local law.  Since the creation of the Company’s Audit Committee in December 2009, those competencies and prerogatives have been delegated to the Audit Committee and no longer to the Fiscal Council, making it necessary to conform the Bylaws to this situation.

In compliance with item II of article 11 of ICVM 481/2009, management reports that the changes proposed to the Bylaws will not produce economic effects.

We remain at your disposal for any clarifications needed.

Yours sincerely,

José Luciano Duarte Penido
Chairman of the Board of Directors

ANNEX V

Bylaws

FIBRIA CELULOSE S.A.

CHAPTER I – CORPORATE NAME, REGISTERED OFFICE, DURATION AND PURPOSE

Article 1 – The corporation, FIBRIA CELULOSE S.A., organized as a publicly held company, shall be governed by these Bylaws and applicable provisions of the law.

Article 2 – The Company has its registered office and jurisdiction in the City and State of São Paulo at Alameda Santos, 1357, 6th floor, and is authorized to open branches, establishments and offices in any part of Brazil or abroad.

Article 3 – The Company shall have an indeterminate term of duration.

Article 4 – The Company’s purpose is: a) the industry and trading, both of a wholesale and retail nature, of pulp, paper, cardboard and any other byproducts of these materials, whether proprietary or of third parties; b) the trading, both of a wholesale and retail nature, of products used for graphics in general; c) the exploration of all industrial and commercial activities directly or indirectly related with its corporate purpose; d) the import of goods and assets related to its corporate purposes; e) the export of own products and those of third parties; f) representation for its own account or for third parties; g) the participation in other companies in Brazil or abroad, irrespective of its form or purpose, as a partner, quotaholder or shareholder; h) the provision of services of administrative, organizational and financial control on behalf of affiliated companies or third parties; i) the management and implementation of forest and reforestation projects on its own behalf or on behalf of third parties, including the management of all agricultural activities enabling the production, supply and distribution of raw materials for the manufacture of pulp, paper, cardboard and any other byproducts of these materials; and j) the provision of technical services of a consultancy and advisory nature to its controlled companies and to third parties.

CHAPTER II – CAPITAL STOCK AND SHARES

Article 5 – The capital stock, completely subscribed and paid-in, is R$7,587,144,784.59 (seven billion, five hundred eighty-seven million, one hundred forty-four thousand, seven hundred eighty-four reais and fifty-nine centavos) divided into 467,934,646 (four hundred sixty-seven million, nine hundred thirty-four thousand, six hundred forty-six) common shares, which are all registered, book-entry shares with no par value.

Paragraph 1 – Capital stock shall consist exclusively of common shares, the issuance of preferred shares being prohibited.

Paragraph 2 – The shares shall be indivisible before the Company and each common share shall correspond to one vote in the decisions taken by the Shareholders’ Meetings.

Paragraph 3 – The shareholders shall have preemptive rights in the subscription of shares to increases in the capital stock, respecting the proportion of the shares that they already hold.

Paragraph 4 – The new shares resulting from any increase in the capital stock shall be entered and credited to the deposit accounts maintained in the shareholders’ names by the custodian within a maximum term of sixty (60) days, as from the date of publication of the respective Shareholders’ Meeting.

Paragraph 5 – The issuance of founders’ shares is forbidden.

Article 6 – The capital stock may be increased, on the terms of Article 168 of Law No. 6404/76, through the issuance of up to 61,690,315 (sixty-one million, six hundred ninety-thousand, three hundred fifteen) new common shares, by resolution of the Board of Directors, irrespective of any restructuring of the Bylaws.

Paragraph 1 - It shall be incumbent upon the Board of Directors to establish the price and the number of shares to be issued, as well as the timeframe and the conditions for payment, but subscription by contribution of assets shall be contingent upon approval of the appraisal report by the Shareholders’ Meeting, under the terms of the law.

Paragraph 2 – Within the limit of authorized capital, the Board of Directors may:

a)  resolve on the issuance of warrants;

b)  based on the plan approved by the Shareholders’ Meeting, grant options for the purchase of shares to the administrative officers or employees of the Company, or of a company that it controls, and whereby the shareholders shall have no preemptive right for acquisition of such shares, provided that the annual limit for options is 1% (one percent) of the capital stock and the cumulative limit for all options granted is 5% (five percent); and

c)  approve an increase of capital stock by means of capitalization of profits or reserves, with or without stock dividends.

Paragraph 3 – The issuance of shares and debentures convertible into shares, or warrants, whose placement is effected by means of a sale in a stock exchange or by a public subscription offering, may exclude the preemptive right for previous shareholders or may reduce the term for exercise thereof.

Paragraph 4 – The exclusion of the preemptive right for previous shareholders or the reduction of the term for exercise thereof shall not apply to issuance of debentures that are convertible into shares and of warrants if the latter are ascribed as an additional advantage to subscribers of shares or of debentures that are convertible into shares.

CHAPTER III – MANAGEMEN

Article 7 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, with powers and duties granted to them by the law and by these Bylaws.

Sole Paragraph – Without prejudice to the other duties set forth herein and by the law, the managers newly elected to the Company (Officers and members of the Board of Directors) shall, before taking office, sign an Agreement of Consent of the Managers to the Contract to Participate in the Novo Mercado between the Company, its controlling shareholders and directors and the BM&FBovespa, through which they agree to comply with the rules set forth therein.

SECTION I – BOARD OF DIRECTORS

Article 8 – The Board of Directors shall be made up of nine (9) sitting members and an equal number of alternates, all shareholders, elected by the Shareholders’ Meeting, with a unified term of office of two (2) years, beginning on the date of the signature of the deed of qualification transcribed in the proper book.

Paragraph 1 – At least 20% of the board members elected shall be Independent Directors, as defined by the Novo Mercado Listing Regulation.

Paragraph 2 - The board member(s) elected by the mechanism provided for in article 141, paragraphs 4 and 5 of Law no. 6.404/76 shall be considered independent.

Paragraph 3 – When application of the percentage defined in Paragraph 1 above results in a fraction of board members, rounding shall be taken to the integer: (i) immediately above if the fraction is equal to or greater than 0.5 (five tenths); or (ii) immediately below if the fraction is less than 0.5 (five tenths).

Paragraph 4 – Upon election of the members of the Board of Directors and their respective alternates, independent of the election process that is adopted, any shareholder that wants to name a candidate and/or the respective alternate that are not a part of the Board of Directors shall notify the Company accordingly in writing at least 10 days before the Meeting, indicating the name, qualifications, and professional resume of each and annexing to such notification an agreement signed by the candidate attesting to their acceptance to compete for the position.  As soon as it receives this notification, the Company shall send the name, qualifications and professional resume of the candidate(s) to the Stock Market, post it on a webpage and make it available to shareholders at the headquarters of the Company.

Paragraph 5 -  Except in the case of election by cumulative voting, the candidate and/or alternate indicated by any shareholder pursuant to Paragraph 4 above shall, obligatorily, be part of a proposed ticket as provided in Article 16, Paragraphs 2 and 3.

Article 9 – The members of the Board of Directors are eligible for reelection, and if they are not reelected, they shall remain in their positions until their substitutes are duly seated.

Article 10 – The Board of Directors shall have a Chairman and may have a Vice-Chairman, appointed by the same Shareholders’ Meeting which elects the members of the Board, or by a meeting of the Board of Directors itself.

Article 11 – While observing Article 16 hereof, sitting members and their alternates on the Board of Directors shall be elected by a simple majority vote of the shareholders present at the Meeting.

Article 12 – Substitution of the members of the Board of Directors, either on a temporary basis or as a result of vacancy for the office, shall be conducted as follows:

I.            If there should be an impairment of a regular member, his/her deputy member shall assume the post until such time as the impediment ceases;

II.            If there should be a vacancy for the office of regular member, his/her deputy member shall assume until the first Ordinary Shareholders’ Meeting is held, which meeting shall elect the substitute;

III. In the event of vacancy, either simultaneous or successive, of the offices of regular member and relevant deputy member, the other members of the Board of Directors shall designate their alternates, who shall serve until the first Shareholders’ Meeting, when their alternates shall be elected on a definite basis;

IV. In the event of temporary absence or impediment of the Chairperson of the Board, his/her functions shall be exercised on a temporary basis by the Vice-Chairperson of the board; and

V. In the event of vacancy for the office of Chairperson of the Board of Directors, the Vice-Chairperson of the Board shall assume as Chairperson of the body on an interim basis and shall immediately call a Shareholders’ Meeting to fill the vacant office and for the election of a new Chairperson of the Board of Directors.

Article 13 – The Board of Directors shall ordinarily meet four (4) times a year, and on a special basis at any time whatsoever, pursuant to the statutory needs or when the corporate interests so require.

Sole Paragraph – Members may participate in meetings of the Board of Directors, through teleconference, videoconference or other means of communication that permits the identification of the member and the simultaneous communication of the other participants in the meeting.  In such cases, the members of the Board of Directors shall be considered to be present at the meeting and shall sign the corresponding minutes.

Article 14 – The Board of Directors’ meetings shall be presided by its Chairman or another board member appointed by those present and any person appointed by these shall act as secretary.  The minutes of the respective meetings shall be transcribed in the proper book.

Article 15 – A Board meeting is in order with one half plus one of its members, with resolutions being passed by a simple majority of votes of the members present, and the Chairman or his alternate, besides his own vote, shall have the casting vote in the case of a tie.

Article 16 – Except if a cumulative voting process is adopted under the terms of Paragraphs 5 to 7 below and article 141 of Law no. 6.404/76, the election of the members of the Board of Directors shall be conducted under a system of tickets, whereby individual voting on candidates shall not be allowed.

Paragraph 1 – There shall always be nomination for reelection, by proposal of the Board of Directors, for a ticket made up of the members of the Board, with observance of the following rules:

a) if any member of the Board should cease to belong to the ticket, by his/her decision or due to impairment, the Board of Directors shall fill the vacancy;

b) the Company’s management, by no later than 30 days prior to the date scheduled for the Shareholders’ Meeting, shall send to the Stock Exchange, shall insert in the site in the worldwide computer web and shall make available for the shareholders at the Company’s headquarters, a document with the names, qualifications and résumés of the candidates for members that make up the ticket established on the terms of this Paragraph.

Paragraph 2 – Any other shareholder, or group of shareholders, has the right of proposing another ticket for the Board of Directors, with observance of the following rules:

a) the proposal shall be notified in writing to the Company by no later than ten days prior to the date for which the Shareholders’ Meeting has been called, and it shall not be permitted to present more than one ticket by the same shareholder or group of shareholders;

b) the notice shall contain the information and documents mentioned in item (b), Paragraph 1 of Article 16, with specification of the members, as well as an agreement signed by the candidates attesting to his acceptance to compete for the position;

c) as soon as it receives, from any shareholder (or group of shareholders) a proposed alternative ticket as provided for under (b) immediately above, management of the Company shall send to the Stock Exchange, shall insert in the site in the worldwide computer web and shall make available for the shareholders at the Company’s headquarters, a document with the names, qualifications and résumés of the candidates for members that make up the alternative ticket presented.

Paragraph 3 – A person may belong to two or more different tickets, including the one referred to in Paragraph 1.

Paragraph 4 – Each shareholder may only vote on one ticket; the candidates of the ticket that receive the greatest number of votes in the Shareholders’ Meeting shall be declared elected.

Paragraph 5 - For the election of the members of the Board of Directors, shareholders that represent the minimum percentage established in the main clause of article 141 of Law no. 6.404/76 (as per the reduction in such percentage included in CVM Instruction 165/91, as amended by CVM Instruction 282/98) shall have the right to request the adoption of the multiple vote process by no later than 48 hours prior to the date for which the Shareholders’ Meeting is called.

Paragraph 6 – Immediately upon receiving the request, the Company shall publish a notice to the shareholders communicating that (i) the election shall be conducted by the multiple vote process, and (ii) the candidates for sitting members of the Board of Directors shall be members of the tickets referred to in Paragraphs 1 and 2 of this Article, and any candidates that have been designated by any shareholder, while observing the provisions of Article 8, Paragraph 4 of these Bylaws.

Paragraph 7 – If cumulative voting is requested, each shareholder shall have the right of accumulating the votes on one single candidate, or to distribute them among several candidates.  The members that receive the greatest number of votes shall be declared elected.

Article 17 – Besides the other attributions provided for in these Bylaws, it is incumbent on the Board of Directors to:

I – set the Company’s general business policy;

II – elect, remove from office at any time, and substitute members of the Board of Executive Officers, assigning their respective duties;

III – establish criteria for individual distribution of compensation approved by the Shareholders’ Meeting, among its own members and those of the Board of Executive Officers;

IV – oversee the activities of the Board of Executive Officers and the Executive Officers;

V – convene the Shareholders’ Meetings in cases required by law or when they are deemed appropriate;

VI – approve expansion plans;

VII – authorize the distribution of interim dividends as an advance on the annual dividends;

VIII – approve the payment or crediting of interest on equity to the shareholders;

IX – choose and remove the independent auditors;

X – set the issuance price of the shares for the increase in capital stock by public or private subscription, and setting the other conditions of such issuance;

XI – prepare and present to the Shareholders’ Meeting the annual report of corporate activities, with supporting financial statements legally required in each fiscal year;

XII – resolve on issuances of shares and warrants to subscribe for shares within the authorized limit pursuant to Article 6;

XIII – submit to the Shareholders’ Meeting a proposal for a plan for granting share options to the Company’s officers or employees;

XIV – authorize (a) the acquisition of the Company’s own shares for cancellation or maintaining them in treasury, and (b) for subsequent sale of shares held in treasury;

XV – authorize the disposition or encumbrance of the Company’s properties in amounts above R$20,000,000.00 (twenty million reais), in the year;

XVI – authorize providing guarantees in favor of third parties, except those provided in favor of companies or entities controlled by the Company, whether in isolation or together, which will be independent of authorization by the Board of Directors;

XVII – authorize the execution of any legal affairs binding the Company, or exonerate third parties from liability to it, when the amounts involved are more than R$120,000,000.00 (one hundred twenty million reais), except those executed with companies or entities controlled by the Company, whether in isolation or together, which will be independent of authorization by the Board of Directors;

XVIII - To define a three-name list of institutions or companies specialized in the economic valuation of companies in order to prepare an appraisal report for the purposes of tender offers provided for in Chapters VII and IX of these Bylaws.

Article 18 – The Board of Directors shall appoint among its members, a member who shall accumulate the duties of Investor Relations Officer, with the duty of providing necessary information to the investors, the Stock Exchanges and the Brazilian Securities Commission – CVM.

SECTION II – BOARD OF EXECUTIVE OFFICERS

Article 19 – The Board of Executive Officers shall be made up of at least three (3) and a maximum of ten (10) members, shareholders or not, elected by the Board of Directors, with a one (1)-year term of office, eligible for reelection, being one Chief Executive Officer and the others with no specific designation.

Paragraph 1 – The Executive Officers are exempt from pledging or collateralizing shares.

Paragraph 2 – The investiture in the position of Executive Officer is effected upon execution of the investiture deed drawn up in the register of Minutes of the Board of Executive Officers.

Paragraph 3 – After expiration of the period for which they were elected, the Executive Officers shall continue to exercise their responsibilities until the election and investiture of their elected alternates.

Paragraph 4 – In the case of a vacancy or permanent impairment of an Executive Officer, the Board of Directors shall elect an alternate to conclude the term of office of the officer being replaced.

Paragraph 5 – In the absence or temporary impairment of an Officer, the Chief Executive Officer shall appoint from among the Executive Officers, one who shall temporarily accumulate the duties of the absent or impaired Officer.

Paragraph 6 – The Executive Officers shall receive the compensation that shall be set for each one individually by the Board of Directors.

Article 20 – The Board of Executive Officers shall meet when necessary to decide on matters within its powers, established in law or in the Bylaws.

Paragraph 1 – The meetings of the Board of Executive Officers shall be presided by the Chief Executive Officer. In his absence and in the lack of an appointee pursuant to Article 24, the remaining Executive Officers shall immediately elect one of their members to preside over the meeting.

Paragraph 2 – The resolutions of the Board of Executive Officers shall be drawn up in the minutes and transcribed in the proper book.

Paragraph 3 – The meetings of the Board of Executive Officers shall be called to order with the attendance of at least the majority of its members.

Paragraph 4 – The decisions of the Board of Executive Officers shall be taken on a simple majority and in the case of a tie, the Chief Executive Officer shall have the casting vote.

Article 21 – The following is incumbent on the Board of Executive Officers, subject to the provisions of Articles 23 and 26:

I – to exercise the broadest and general management powers and represent the Company in legal acts in general within the limits established in the law and in these Bylaws;

II – previously authorize, in a meeting of the Board of Executive Officers:

(a) establishing branches of offices provided for in Article 2 of these Bylaws;

(b) executing any legal business binding the Company, or exonerating third parties from liability to it, including granting aval guarantees, sureties and any other personal or in rem guarantees, when the amounts involved are greater than R$20,000,000.00 (twenty million reais) in the year, subject to the express authorization of the Board of Directors in the cases provided for in items XIV - XVII of Article 17 of these Bylaws;

(c) creating subsidiaries or investing in other companies, except those arising from tax incentives.

III – previously authorize in a meeting of the Board of Officers: (a) to establish branches or offices provided for in Article 2 of these Bylaws; (b) to enter any legal businesses binding the Company or exempt third parties from any liability thereupon, including the granting of aval guarantees, sureties, collateral or in rem guarantees on behalf of third parties, with the express approval of the Board of Directors with respect to Paragraph 5 of Article 20, when amounts exceed R$200,000,000.00 (two hundred million reais) in the year; (c) to organize subsidiaries or investments in other companies, save the ones arising from tax incentives.

Article 22 – The active and passive representation of the Company to perform any acts as well as to sign any legal agreements, with due regard for the exclusive powers of the Board of Directors and the Board of Executive Officers provided for in these Bylaws and subject to the need for authorization from those bodies as provided in Article 17, items XIV - XVII, and in Article 21, II of these Bylaws, shall be made upon the joint signature of two Executive Officers, or one Executive Officer and one attorney-in-fact, or even two attorneys-in-fact, who are legally appointed and with specific powers.

Paragraph 1 – Except as provided in these Bylaws, the Company may be represented by a single Executive Officer or attorney-in-fact (i) in practicing acts of simple administrative routine, including practices before general public offices, instrumentalities, public companies, public-private companies, the Board of Trade, Labor Justice, Social Security, FGTS and their collecting banks, (ii) together with concessionaires or permit holders of public services, in acts that do not involve assuming obligations or in relieving the obligations of third parties, (iii) in preserving its rights in administrative or any other proceedings, and in complying with its tax, labor or pension obligations, (iv) in endorsing instruments for effects of collecting or depositing in the Company’s bank accounts and (v) for purposes of receiving subpoenas, citations, notices or summonses, or even for representing the Company in Court.

Paragraph 2 – The attorneys-in-fact shall be appointed by special act, signed by two Executive Officers, specifying the powers and definite term of validity, except when granted to professionals for general jurisdictional purposes, with the “ad judicia et extra” clause, or to defend the Company’s interests in administrative proceedings.

Article 23 – The following shall be incumbent on the Chief Executive Officer: a) to convene and preside over meetings of the Board of Executive Officers; b) comply with, and ensure that others comply with these Bylaws, the resolutions of the Shareholders’ Meetings and the resolutions of the Board of Directors and Board of Executive Officers; c) coordinate and supervise the activities of the members of the Board of Executive Officers for the purpose of ensuring that the activities of all are compatible with the Company’s interests.

Article 24 – The Chief Executive Officer shall be replaced in his absence or impairment for another Executive Officer appointed by him either in writing or verbally.  The alternate shall exercise all the duties of the Chief Executive Officer pursuant to these Bylaws.

Article 25 – It is incumbent on the Executive Officers to assume the individual liability for supervising and controlling the activities inherent to their respective areas besides the duties that shall be attributed to them by the Board of Directors and by the Chief Executive Officer.

Article 26 – The Investor Relations Officer shall: a) manage the shares policy; b) represent the Company before supervision bodies and domestic or international entities of the market where its securities are listed, particularly CVM (Brazilian Securities Commission) and BM&FBOVESPA (São Paulo Stock Exchange); c) represent the Company before the investing public and provide all pertinent information; d) take acts for keeping the publicly-held company registration with CVM duly updated; and e) perform other activities assigned thereto by the Chief Executive Officer.

CHAPTER IV – FISCAL COUNCIL

Article 27 – The Fiscal Council shall operate permanently and shall be comprised of three (3) to five (5) incumbent members and same number of alternates, elected by the Shareholders’ Meeting, and shall be governed by applicable law and regulations, by these Bylaws and its Corporate Regulations.

Paragraph 1 – The members of the Fiscal Council shall be invested in their respective duties by means of signing an agreement of position, inscribed in the minutes book for meetings of the Fiscal Council, as well as the Instrument of Consent of Members of the Fiscal Council, as provided for in the Novo Mercado Listing Regulations.

Paragraph 2 – The incumbent members of the Fiscal Council are entitled to a compensation fixed by the Shareholders’ Meeting, thus respecting the legal minimum limit, and may not receive any other compensation from the Company, from a company controlled or affiliated thereby, except if such other compensation arises from or is related to services provided to the Company prior to such election or if such other compensation does not jeopardize the duty of member of the Fiscal Council.

Paragraph 3 – The Fiscal Council shall be comprised only of persons who fulfill the requirements provided for in the law and regulations.

Paragraph 4 – In the event of vacancy of any member in the Fiscal Council, the respective alternate shall exercise such office.

Paragraph 5 – The members of the Fiscal Council shall exercise their office based on loyalty, care and information duties provided for in the law and regulations.

Paragraph 6 – The Fiscal Council may, for the exercise of its duties, meet its management, internal auditors and independent auditors of the Company

CHAPTER V – SHAREHOLDERS’ MEETINGS

Article 28 – The Shareholders’ Meeting called and convened pursuant to the law and these Bylaws is the supreme body for resolving upon all corporate businesses and for taking the resolutions it sees fit, upon a fifteen (15)-day prior notice for the first call and eight (8) for the second call. In the case of a complex matter, the Meeting may be called with a 30-day prior notice under applicable law.

Paragraph 1 - The Shareholders’ Meeting shall convene on an annual basis, in the first four months after the end of the fiscal year, to decide on matters set forth in Article 132 of Law 6404/76.

Paragraph 2 – The Shareholders’ Meeting shall meet on a special basis at any time upon notice of the Board of Directors signed by any of member thereof and also in the events provided for in the law, by notice of shareholders or the Fiscal Council.

Paragraph 3 – The Shareholders’ Meeting shall be presided by a chairman and the secretary shall be chosen by the shareholders present.

Paragraph 4 – The attorneys-in-fact and shareholders’ representatives may attend the Shareholders’ Meetings upon making available, at the headquarters, no later than three working days before the date scheduled for those plenary meetings, the respective proxies and powers of attorney.  Should the shareholder have not provided the powers of attorney and proxies within the time period set forth in these Bylaws, then the shareholder may attend the Meeting provided that he provides, until the date the Meeting is held, the originals for the documents supporting the powers granted thereto.

Paragraph 5 – Besides the matters that are within its competence as provided for in law and in these Bylaws, it shall also be incumbent on the Shareholders’ Meeting to approve:

a) deregistration as a public company with the CVM;

b) delisting from the Novo Mercado segment of BM&FBOVESPA;

c) the choice of the specialized company responsible for determining the economic value of the Company for purposes of the tender offer provisions of Chapters VII and IX of these Bylaws, among the list of three companies indicated by the Board of Directors;

d) stock option plans for management and employees of the Company and of other companies directly or indirectly controlled by the Company, without preemptive rights of the shareholders.

Paragraph 6 - Resolutions on changes or exclusions to Article 32 of these Bylaws shall be taken by the majority of the votes present, while observing the minimum quorum for resolutions equal to or greater than 30% (thirty percent) of the voting stock.

CHAPTER VI – FISCAL YEAR, FINANCIAL STATEMENTS AND PROFITS

Article 29 – The fiscal year shall begin on January 1 and end on December 31 of each year, on which date the corresponding financial statements shall be drawn up pursuant to the legal requirements.

Sole Paragraph – The Company may draw up interim balance sheets at any period during the fiscal year, and these may then be used as a basis on which the Board of Directors shall approve interim dividends as provided for in the Bylaws.

Article 30 – Management shall propose to the Shareholders’ Meeting the allocation of the net income for the fiscal year, which allocation shall be mandatory and successive as follows:

I – five per cent (5%) for the creation of the legal reserve which shall not exceed twenty percent (20%) of the capital stock;

II – the amount corresponding to the creation of contingency reserves;

III – twenty-five per cent (25%), at least, shall be distributed as payment of the mandatory annual dividend to shareholders, calculated pursuant to Article 202 of Law No. 6404 of December 15, 1976;

IV – the remaining balance shall be distributed in accordance with the decision of the Shareholders’ Meeting, as provided for in the law.

Sole Paragraph – The payment of dividends shall be made within a maximum of sixty (60) days as from the date of the Shareholders’ Meeting or the Board of Directors’ meeting approving the payment.

Article 31 – By resolution of the Board of Directors, payment or crediting to the shareholders of interest on equity may be made up to the limit permitted in law pursuant to Article 9 of Law No. 9.249 of December 26, 1995.  This amount shall be attributed to the value of the mandatory dividends aforementioned in item III of Article 30 pursuant to applicable law.

CHAPTER VII – TENDER OFFER IN CASES OF ACQUISITIONS OF A MATERIAL PARTICIPATION

Article 32 – Any Person (as defined in Paragraph 1 below) who subscribes, acquires or in any way becomes a direct or indirect holder in Brazil or elsewhere of a Material Participation (as defined in Paragraph 2 below) in the Company shall, within 60 (sixty) days as of the date of the event that results in holding a Material Participation, conduct a public tender offer for all of the shares issued by the Company (a “Tender Offer”), in observance of the provisions of applicable regulation of the Comissão de Valores Mobiliários – CVM, the regulations of BM&FBOVESPA and the terms of this Article.

Paragraph 1 – For purposes of these Bylaws, “Person” means any person (including, without limitation, any natural person or legal entity, investment fund, condominium, portfolio of securities, worldwide rights, or other form of organization, resident, domiciled or headquartered in Brazil or elsewhere), or group of persons linked by voting agreement with the Person or that acts representing the same interest as the Person.  Examples of persons who act representing the same interest as the Person include those (i) that are directly or indirectly controlled or managed by such Person, (ii) that control or manage in any way such Person, (iii) that are directly or indirectly controlled or managed by any person that directly or indirectly controls or manages such Person, (iv) in which the controller of such Person directly or indirectly holds an interest equal to or more than 25% (twenty-five percent) of the voting stock, (v) in which such Person directly or indirectly holds an interest equal to or more than 25% (twenty-five percent) of the voting stock, or (vi) that directly or indirectly hold an interest equal to or more than 25% (twenty-five percent) of the voting stock of the Person.

 Paragraph 2 – For purposes of these Bylaws, “Material Participation” means a number of shares issued by the Company equal to or more than 25% (twenty-five percent) of the total number of shares issued by the Company.

Paragraph 3 – For purposes of these Bylaws, “Controlling Shareholder” means the shareholder or group of shareholders linked by a shareholders’ agreement or under common control that exercise the Controlling Power (as defined in Paragraph 4 below).

Paragraph 4 – For purposes of these Bylaws, the term “Controlling Power” means the power effectively utilized to direct the corporate activities and orient the functioning of the organs of the Company, either directly or indirectly, in fact or by right.  There is a presumption relating to holding of the Controlling Power with respect to the person or group of persons linked by a shareholders’ agreement or under common control that hold shares that assured them the absolute majority of votes of shareholders present in the last three Shareholders’ Meetings of the Company, even if they do not hold shares that assure them an absolute majority of the voting stock.

Paragraph 5 – The Tender Offer shall be (i) directed without distinctions to all of the Company’s shareholders, (ii) effected in an auction on BM&FBOVESPA, (iii) launched at the price determined in accordance with Paragraph 6 below, and (iv) paid in cash in national currency against purchase in the Tender Offer of the shares issued by the Company.

Paragraph 6 – The price of the acquisition in the Tender Offer for each share issued by the Company shall be the higher of the following amounts:

(a) Economic Value obtained from an economic-financial appraisal report of the Company prepared by an institution or company specialized and with proven experience in evaluating publicly held companies, chosen by the Shareholders’ Meeting, after presentation by the Board of Directors or a list of three possibilities, observing the provisions of Paragraph 1 of Article 40;

(b) Value of the Share plus a Premium of 50% (fifty percent) applied to such value.  For purposes of these Bylaws, “Value of the Share” corresponds to the higher value between: (i) the highest unit price for shares issued by the Company during the 12-month period prior to the Tender Offer on any stock exchange on which the shares of the Company are traded, and (ii) the unit price of the last issuance of shares of the Company within 12 months prior to the date of the Tender Offer, corrected by the reference rate of SELIC from the date of such issuance  to the date of presentation of the Tender Offer;

Paragraph 7 – The realization of the Tender Offer mentioned in the main clause of this Article shall not exclude the possibility of a third party making a concurrent Tender Offer under the terms of applicable regulation.

Paragraph 8 – The Person shall be obligated to comply with the requests or demands of the  Comissão de Valores Mobiliários – CVM relating to the Tender Offer within the timeframes provided for in applicable regulation.

Paragraph 9 – If the Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum timeframes for (i) realizing the Tender Offer, or (ii) attending to any requests or demands from the CVM, the Company’s Board of Directors will convene a Special Shareholders’ Meeting, in which the Person may not vote, to resolve the suspension of the exercise of the rights of the Person who did not comply with any obligation imposed by this Article, in accordance with the provisions of article 120 of Law no. 6.404 of December 15, 1976.

Paragraph 10 – Any Person that acquires or becomes the owner, in Brazil or elsewhere, of other rights, including usufruct or trust, over shares issued by the Company that result in such Person holding a Material Participation shall be equally obligated to, within 60 (sixty) days as of the event that resulted in holding a Material Participation, conduct a Tender Offer under the terms described in this Article 32.

Paragraph 11 – The obligations included in article 254-A of Law no. 6.404/76 and Articles 34, 35 and 36 of these Bylaws exclude compliance by the Person holding a Material Participation from the obligations included in this Article.

Paragraph 12 – The provisions of this Article 32 shall not apply if a person becomes a holder of a Material Participation by virtue of (i) the merger by the Company of another company, (ii) the merger by the Company of the shares issued by another company or (iii) the subscription of shares issued by the Company realized in a single primary issuance approved at a Meeting of Shareholders of the Company called by the Board of Directors with the purpose of increasing the capital where the share price is determined based on Economic Value.

Paragraph 13 – If the CVM regulation applicable to the Tender Offer requires adopting a criterion for calculating the price of the acquisition of each share issued by the Company that results in a price higher than as determined pursuant to Paragraph 6 above, the price as determined by the CVM criterion shall prevail in the execution of the Tender Offer.

Article 33 – Any Person that holds Shares in Circulation of the Company, in an amount greater than 10% (ten percent) of all shares issued by the Company, and that wants to purchase more shares issued by the Company (a “New Acquisition”), shall be obligated before each such New Acquisition to notify the Company in writing and the trading floor director of BM&FBOVESPA, through the broker through which it intends to make the New Acquisition, of its intention, at least three (3) business days prior to the anticipated date of the New Acquisition, such that the director can submit to auction the purchase to be realized on the floor of BM&FBOVESPA, in which third parties may interfere, while observing applicable law and CVM and BM&FBOVESPA regulations.

Paragraph 1 – For purposes of this Article, “Shares in Circulation” means all shares issued by the Company except those (i) owned directly or indirectly by the Controlling Shareholder (as defined in Paragraph 3 of Article 32) or by other persons linked to the Controlling Shareholder; (ii) in the Company’s treasury; (iii) held by companies controlled by the Company; and (iv) owned directly or indirectly by officers of the Company.

Paragraph 2 – If the Person does not comply with the obligations imposed by this Article, the provisions of Article 32, Paragraph 9 above shall apply.

CHAPTER VIII – CHANGE OF CONTROL

Article 34 – A Change of Control of the Company, whether through a single transaction or a series of transactions, shall be contracted under a dissolving condition or condition precedent, such that the party acquiring control is obligated to make a tender offer to acquire the shares that the other shareholders own, observing the conditions and timeframes established in applicable legislation and the Novo Mercado Listing Regulation, to assure them equal treatment to the selling Controlling Shareholder.

Paragraph 1 – For purposes of these Bylaws, “Change of Control of the Company” means the transfer to a third party for consideration of the Control Shares.

Paragraph 2 – For purposes of these Bylaws, “Control Shares” means the shares that assure, directly or indirectly, to the holder(s) thereof, the individual or shared exercise of the Controlling Control of the Company as defined in Paragraph 4 of Article 32 of these Bylaws.

Article 35 -        The tender offer referred to in the previous Article also shall be realized:

I – in cases in which there is an onerous assignment of rights to subscribe for shares and other securities or rights related to securities convertible into shares, resulting in a Sale of Control of the Company; and

II – in case of change of control of a company that holds the Controlling Power of the Company, in which case, the seller of control of the Company shall be obligated to declare to BM&FBOVESPA the amount attributed to the Company in that transfer and annex documentary evidence of that amount.

Sole Paragraph – The tender offer obligation established in this Article shall not apply when, in any corporate restructuring, any existing shareholder ceases to be a direct shareholder, but the Controlling Power of the Company remains in the hands of the Economic Group to which such shareholder is a part, and this continues to exercise the Controlling Power, even if indirectly.  For purposes of this Article, an Economic Group is the companies that control or that directly or indirectly are controlled by the shareholding control of such shareholder.

Article 36 – That person that already holds shares issued by the Company, that comes by means of a share purchase agreement with the Controlling Shareholder of the Company, involving any number of shares, to acquire the Controlling Power of the Company, shall be obligated to:

I – make the public tender offer referred to in Article 34 of these Bylaws; and

II – compensate the shareholders who had purchased shares issued by the Company on the stock market during the six (6) months prior to the date of transfer of the Controlling Power of the Company, paying such shareholders any difference between the price paid to the Controlling Shareholder and the amount paid on the stock market for the shares issued by the Company in the same period, duly corrected for inflation by the Índice de Preços ao Consumidor – IPCA, as calculated and published by the Instituto Brasileiro de Geografia e Estatística, as of the date of purchase of the shares on the stock market until payment for the shares.

Article 37 - The Company shall not register any transfer of shares to a purchaser of the Controlling Power, or for those who come to hold the Controlling Power, if these do not sign the Instrument of Consent of the Controllers, as established in the Novo Mercado Listing Regulation.  The Company also shall not register any shareholders agreement that provides for the exercise of the Controlling Power if the signatories do not subscribe to the Instrument of Consent of the Controllers.

CHAPTER IX – DEREGISTERING AS A PUBLIC COMPANY AND DELISTING FROM THE NOVO MERCADO

Article 38 – A public tender offer by the shareholder or group of shareholders who hold the Controlling Power or by the Company to deregister as a public company, the minimum price to be offered shall correspond to the Economic Value calculated in an appraisal report.

Article 39 – If the shareholders gathered at a Special Shareholders’ Meeting resolve to delist the Company from the Novo Mercado or if such delisting results from a corporate restructuring in which the shares issued by the company resulting from such restructuring are not admitted for trading on the Novo Mercado, the shareholder or group of shareholders holding the Controlling Power of the Company shall make the public tender offer, and the minimum price to be offered shall correspond to the Economic Value calculated in an appraisal report.

Article 40 – The appraisal report referred to in Articles 38 and 39 of these Bylaws shall be prepared by a specialized institution or company with proven experience and independent of the power of decision of the Company, its officers and controllers, and the report shall also satisfy the conditions of Paragraphs 1 and 6 of article 8 of Law no. 6.404/76.

Paragraph 1 – The choice of the specialized institution or company responsible for determining the Economic Value of the Company is within the exclusive competence of the Shareholders’ Meeting, after presentation by the Board of Directors of the list of three possibilities, and the respective resolution, not counting blank votes, shall made by the majority of the votes of the shareholders representing the Shares in Circulation present at such Shareholders’ Meeting, which, if installed on first call, shall have the presence of shareholders representing at least 20% (twenty percent) of all the Shares in Circulation, or if installed on second call, may have the presence of any number of shareholders holding Shares in Circulation.

Paragraph 2 – The costs of preparing the appraisal report shall be borne entirely by the offering party in the tender offer.

Article 41 – In cases of Dispersed Control of the Company: (i) if deregistering as a publicly held company is approved at a Shareholders’ Meeting, the public tender offer shall be made by the Company itself, in which case, the Company may only purchase  shares held by shareholders who voted in favor of such deregistration after having purchased the shares of the other shareholders that did not vote in favor of deregistering and that accepted such offer; and (ii) if delisting from the Novo Mercado is approved at a Shareholders’ Meeting, either to register for trading outside the Novo Mercado, or in connection with a corporate restructuring as provided for in Article 39 of these Bylaws, the public tender offer shall be made by the shareholders that voted in favor of the respective resolution at the Shareholders’ Meeting.

Sole Paragraph – For purposes of these Bylaws, “Dispersed Control” means that the Controlling Power is exercised by a shareholder holding less than 50% (fifty percent) of the capital stock. It also refers to situations in which a group of shareholders owning more than 50% (but in which no individual shareholder owns more than 50%) of the capital stock exercise the Controlling Power in the absence of a signed voting agreement and in the absence of common control, and who are not acting to represent a common interest.

Article 42 – In cases of Dispersed Control, if BM&FBOVESPA determines that the prices of securities issued by the Company be published apart or that the securities issued by the Company be suspended from trading on the Novo Mercado because of non-compliance with the obligations included in the Novo Mercado Listing Regulation, the Chairman of the Board of Directors shall convene, within two (2) days (including only days when newspapers ordinarily used by the Company are circulated) of such determination a Special Shareholders’ Meeting to replace the entire Board of Directors.

Paragraph 1 – If the Special Shareholders’ Meeting referred to in the main clause of this Article is not convened by the Chairman of the Board of Directors in the time established, such Meeting may be convened by any shareholder of the Company.

Paragraph 2 – The new Board of Directors elected in the Special Shareholders’ Meeting referred to in the main clause and in Paragraph 1 of this Article shall cure the non-compliance with the obligations included in the Novo Mercado Listing Regulation as quickly as possible or within the timeframe conceded by BM&FBOVESPA for this purpose.

Paragraph 3 – If the non-compliance is not cured, as a result of an act or fact of management, the Company shall make a public tender offer to all shareholders of the Company, to deregister as a publicly held company.

Paragraph 4 – If a Shareholders’ Meeting resolved to maintain the registration of the Company as a publicly held company, the public tender offer shall be made by the shareholders who voted in favor of such resolution.

Article 43 – Notwithstanding the provisions of Chapter VII and Paragraph 1 of Article 35 of these Bylaws, the provisions of the Novo Mercado Listing Regulation shall prevail if the rights to a receive a tender offer mentioned in Chapters VIII and IX of these Bylaws are impaired.

CHAPTER X – SHAREHOLDERS’ AGREEMENT

Article 44 – The shareholders’ agreements, with respect to the matters mentioned in Article 118, of Law 6.404 of December 15, 1976, as well as any other matters, shall be complied with by the Company, once these have been filed at the corporate registered offices.

Sole Paragraph – The obligations or encumbrances resulting from these agreements shall be extensive to third parties after annotation in the appropriate registers of the custodian appointed by the Company.

CHAPTER XI – LIQUIDATION

Article 45 – The Company shall be liquidated in the events provided for in the law, whereupon it shall be incumbent on the Shareholders’ Meeting to determine the form of liquidation, electing the liquidators and the members of the Fiscal Committee, which shall operate on a mandatory basis during the liquidation period.

CHAPTER XII – ARBITRATION

Article 46 – The Company, its shareholders, directors, and the members of the Fiscal Council agree to resolve by arbitration, any and all disputes or disagreements that may arise among them, related to or deriving from, especially, the application, validity, effectiveness, interpretation, violation and its effects, of the dispositions of Law no. 6.404 of December 15, 1976, in these Bylaws, the rules promulgated by the National Monetary Council (Conselho Monetário Nacional), the Brazilian Central Bank and by the Brazilian Securities Commission - CVM, as well at other rules applicable to the working of the capital market in general, beyond of those constant of the Novo Mercado Listing Regulation, of the Contract to Participate in the Novo Mercado and the rules of arbitration of the Market Chamber of Arbitration (Câmara de Arbitragem do Mercado).

CHAPTER XIII – MISCELLANEOUS

Article 47 - The provisions of Article 32 of these Bylaws shall not apply to the shareholders that, at April 30, 2009, held 25% (twenty-five percent) or more of the total number of shares issued by the Company and to their successors, including and especially to the Company’s shareholders signatories to the Shareholders’ Agreement dated October 29, 2009 and filed at the Company’s headquarters.

Article 48 – Cases omitted from these Bylaws shall be resolved by the Shareholders’ Meeting and regulated in accordance with Law no. 6.404 of December 15, 1976.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: April 15, 2010	By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive, Treasury and Investor Relations Officer.